SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Telaria, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

879181105
(CUSIP Number)

Jonathan Brolin
Edenbrook Capital, LLC
2 Depot Plaza
Bedford Hills, NY 10507
(914) 239-3117
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 22, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879181105	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Edenbrook Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,881,841
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,881,841
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,881,841
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.38%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 879181105	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Edenbrook Long Only Value Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,183,229
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,183,229
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,183,229
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.06%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 879181105	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Jonathan Brolin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,881,841
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,881,841
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,881,841
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.38%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 879181105	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 7, 2018 (the "Original Schedule 13D") and Amendment No. 1 to the Original Schedule 13D filed with the SEC on May 30, 2018 ("Amendment No. 1," and together with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D"), with respect to the Common Stock, par value $0.0001 per share (the "Common Stock") of Telaria, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 3 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Shares reported represent 3,881,841 shares of Common Stock of the Issuer. The Reporting Persons used a total of approximately $11,787,804 to acquire the Common Stock reported in this Schedule 13D. The Common Stock was purchased with the investment capital of the Fund and certain other private investment funds advised by Edenbrook.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 52,566,360 shares of Common Stock issued and outstanding as of August 2, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018, filed with the SEC on August 9, 2018.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions in the shares of Common Stock listed hereto were effected in the open market through various brokerage entities.

(d)	No person other than the Reporting Persons and the private investment funds advised by Edenbrook are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Fund and the other private investment funds advised by Edenbrook.

(e)	Not applicable.

CUSIP No. 879181105	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 22, 2018

EDENBROOK CAPITAL, LLC

/s/ Jonathan Brolin
Name: Jonathan Brolin
Title: Managing Member

EDENBROOK LONG ONLY VALUE FUND, LP

By:	Edenbrook Capital Partners, LLC,
its General Partner

/s/ Jonathan Brolin
Name: Jonathan Brolin
Title: Managing Member

/s/ Jonathan Brolin
JONATHAN BROLIN

CUSIP No. 879181105	SCHEDULE 13D/A	Page 7 of 7 Pages

Schedule A

This Amendment No. 2 sets forth information with respect to each purchase and sale of shares of Common Stock which were effectuated by the Reporting Persons during the past sixty days. All transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
07/02/2018	2,600	4.0026
07/02/2018	882	4.0100
07/11/2018	1,100	4.0100
07/12/2018	5,100	4.0188
07/13/2018	5,200	4.0086
07/13/2018	18,906	4.0098
07/16/2018	4,200	4.0063
07/16/2018	8,194	4.0196
07/17/2018	1,000	3.9960
07/17/2018	300	4.0067
07/18/2018	1,700	4.0185
07/18/2018	3,200	4.0194
07/19/2018	300	4.0150
07/20/2018	2,133	4.0165
07/20/2018	11,200	4.0173
07/23/2018	10,000	3.9800
07/23/2018	6,367	3.9997
07/23/2018	49,700	3.9818
07/24/2018	15,000	3.9244
07/24/2018	10,000	3.9293
07/24/2018	1,268	3.9000
07/25/2018	3,100	3.9000
07/26/2018	2,308	3.9000
07/27/2018	10,000	3.8311
07/27/2018	10,000	3.7950
07/27/2018	2,005	3.7300
07/27/2018	14,524	3.8395
07/30/2018	8,995	3.6988
07/30/2018	10,000	3.6588
07/30/2018	11,000	3.6669
07/31/2018	1,000	3.6500
07/31/2018	8,805	3.6499
08/01/2018	1,198	3.6483
08/01/2018	15,000	3.6499
08/02/2018	5,881	3.6000
08/02/2018	9,548	3.6000
08/02/2018	6,802	3.6200
08/03/2018	14,000	3.4976
08/03/2018	12,952	3.5042
08/06/2018	2,500	3.5264
08/06/2018	5,000	3.5082
08/07/2018	2,460	3.4500
08/07/2018	5,952	3.4810
08/07/2018	2,355	3.4500
08/13/2018	10,000	3.6297
08/13/2018	20,000	3.6454
08/14/2018	12,000	3.6053
08/15/2018	2,000	3.5950
08/15/2018	8,400	3.5908
08/16/2018	10,000	3.5437
08/16/2018	24,240	3.5600
08/16/2018	3,000	3.5670
08/16/2018	10,000	3.5482
08/16/2018	9,600	3.5736
08/17/2018	25,000	3.5161
08/17/2018	10,600	3.5092
08/20/2018	46,890	3.5070
08/20/2018	10,000	3.5068
08/21/2018	10,200	3.5062
08/22/2018	13,400	3.5085
08/22/2018	7,400	3.5149
08/22/2018	9,000	3.5089